JOHN HANCOCK FUNDS III

AMENDMENT TO SUB-ADVISORY AGREEMENT

AMENDMENT made as of the 6th of December, 2011 to the Sub-Advisory Agreement dated December 13, 2010, as amended (the “Agreement”), among John Hancock Investment Management Services, LLC, a Delaware limited liability company (the “Adviser”), and John Hancock Asset Management (US), LLC (formerly, MFC Global Investment Management (U.S.), LLC), a Delaware limited liability company (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1. CHANGE IN APPENDIX A

Appendix A of the Agreement, which relates to Section 3 of the Agreement, “Compensation of Subadviser,” is hereby amended and restated to add the following series of the Trust, as shown in Appendix A hereto:

John Hancock Strategic Growth Fund

2. EFFECTIVE DATE

This Amendment shall become effective as of the date first mentioned above.

3. DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4. OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES,
LLC

By:	/s/Andrew G. Arnott
Andrew G. Arnott
Executive Vice President and Chief Investment Officer

JOHN HANCOCK ASSET MANAGEMENT (US) LLC

By:	/s/Barry H. Evans
Barry H. Evans
President, Chief Operating Officer and
Chief Fixed Income Officer

APPENDIX A

The Subadviser shall serve as investment subadviser for the Portfolio(s) of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the Portfolio(s), the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

	First	Next				Excess
	$100	$900	Next	Next	Next	over
	million	million	$1 billion	$1 billion	$1 billion	$4 billion
	of	of	of	of	of	of
Portfolio	Net Assets	Net Assets	Net Assets	Net Assets	Net Assets	Net Assets
John Hancock International Value Equity
Fund

	First	Next	Next	Over $1.5
	$500 million	$500 million	$500 million	billion
	of	of	of	of
Portfolio	Net Assets	Net Assets	Net Assets	Net Assets
John Hancock Strategic Growth Fund

The Subadviser Fee for each Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of each Portfolio. For purposes of determining net assets of each Portfolio and calculating the Subadviser Fee, the net assets of such Portfolio are determined as of the close of business on the previous business day of the Trust. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

A-1